

January 17, 2023

Edward J. Fitzgerald
Chief Executive Officer
EQT Exeter Real Estate Income Trust Inc.
Five Radnor Corporate Center
100 Matsonford Road, Suite 250
Radnor, Pennsylvania 19087

> **Re: EQT Exeter Real Estate Income Trust Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-11**
> **Submitted December 23, 2022**
> **CIK No. 0001946997**

Dear Edward J. Fitzgerald:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-11

Prospectus Summary, page 1

1. Please refer to comment 15. We note your revised disclosure on page 15 regarding your ability to waive the minimum initial investment to acquire Class I shares. It appears, however, that you have not identified the "various factors" that you would consider with respect to any waiver other than the relationship of the investor to you and your advisor. Where you refer to "various factors," please revise further to identify those factors.

You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please

contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any
other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction